

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Via E-mail
Mr. Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re: EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 8-K Filed January 25, 2011**
> **File No. 1-9853**

Dear Mr. Tucci:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 30

1.   We note that lower aggregate income tax rates in foreign jurisdictions have significantly reduced your effective tax rate for each period presented. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how

potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Financial Condition, page 31

2.   We note from your risk factor disclosures on page 15 that a significant portion of your cash and investments is held in your international subsidiaries and if you were to repatriate such funds, you may incur significant tax obligations. We further note from your disclosures on page 32 that $1,549.4 of your cash and investments is held in overseas entities. Tell us how you considered including a discussion in this section regarding the potential tax implications associated with the repatriation of undistributed earnings of your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

3.   Please confirm, if true, and revise in the future to indicate whether the company's cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a) and Section IV of Interpretive Release 33-8350.

Use of Non-GAAP Financial Measures and Reconciliations to GAAP Results, page 32

4.   We note that in addition to the non-GAAP operating results presented in the table on page 32; you also refer to non-GAAP R&D and non-GAAP SG&A expenses as a percentage of revenues. Tell us how you considered the requirements of Item 10(e) of Regulation S-K to include a reconciliation of these non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 49

5.   Throughout your filing you refer to the company's various cloud-based products. Please tell us how you account for the sale of the cloud-based applications and tell us how these product/service sales fit into your current revenue recognition policy disclosures. For instance, assuming you sell such products/services on a subscription basis then revise your disclosures to include your revenue recognition policy for subscription sales. Also,

describe for us the terms of a typical subscription arrangement and tell us how you bill for such arrangements (i.e. monthly, quarterly or annually). For contracts billed monthly or quarterly, tell us if the amounts billed are the same (i.e. are billed ratable) or if the amounts billed vary during the arrangement period. Also, tell us of the nature of any cancellation terms, if any, under the subscription arrangements.

6.   We note from your disclosures on page 7 that you sell your products through distributors, system integrators, resellers and OEMs and in particular, VMware derives a significant majority of its revenues from its indirect sales channel. Tell us the amount of revenues earned through these indirect sales channels and describe, for us, your revenue recognition policy for products and services sold through indirect channels. For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell through basis. If your policy differs amongst resellers, then please explain why. Also, tell us whether you offer your resellers return rights or any other concessions (i.e. pricing concessions, rebates, etc.) and if so, please describe your accounting for each.

Note K. Income Taxes, page 70

7.   Tell us how you considered including a breakdown, either in the income statement or in the notes thereto, of income before provision for income taxes as either domestic or foreign pursuant to the requirements of Item 4-08(h) of Regulation S-X.

Note M. Commitments and Contingencies

Litigation, page 78

8.   You state on page 78 that you do not expect the results of any of your pending litigations to have a material adverse effect on your business, results of operations or financial conditions. However, you also state that you could incur judgments or enter into settlements of claims that could adversely affect your operating results or cash flows in a particular period. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Form 8-K filed January 25, 2011

9.   We believe the non-GAAP operating statement columnar format appearing in your Form 8-K filed January 25, 2011 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this

presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief